Exhibit 12

MARRIOTT INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
($ in millions, except ratio)	2005	2004	2003	2002	2001
Income from continuing operations before income taxes and minority interest (1)	$717	$654	$488	$471	$421
(Income) loss related to equity method investees	(36)	42	7	6	14

	681	696	495	477	435

Add/(deduct):
Fixed charges	216	197	211	213	268
Interest capitalized	(30)	(16)	(25)	(43)	(61)
Distributed income of equity method investees	21	9	30	27	4
Minority interest in pre-tax loss	45	40	39	—	—

Earnings available for fixed charges	$933	$926	$750	$674	$646

Fixed charges:
Interest expensed and capitalized (2)	$136	$115	$135	$129	$170
Estimate of interest within rent expense	80	82	76	84	98

Total fixed charges	$216	$197	$211	$213	$268

Ratio of earnings to fixed charges	4.3	4.7	3.6	3.2	2.4

(1)	Reflected in income from continuing operations before income taxes and minority interest are the following items associated with the synthetic fuel operation: an operating loss of $144 million, partially offset by earn-out payments received, net of $32 million for 2005; an operating loss of $98 million and equity in losses of $28 million, partially offset by earn-out payments received, net of $28 million for 2004; an operating loss of $104 million and equity in earnings of $10 million for 2003; and an operating loss of $134 million for 2002.
(2)	“Interest expensed and capitalized” includes amortized premiums, discounts and capitalized expenses related to indebtedness.

Exhibit 12

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